Enterra Energy Trust Announces

Third Quarter 2006 Results

Acquisitions and development continue to positively impact quarterly results

Outstanding bridge loans to be retired by proceeds from Bought Deal financing and

Secured Credit Facilities

Calgary, AB - November 10, 2006 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) today released its financial and operating results for the three months ended September 30, 2006.

Third Quarter Highlights:

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Average total production of 13,070 boe/day for the third quarter, compared to 8,284 boe/day for the same period last year, an increase of 58%;

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Exit production sales volumes increased by 27% to 12,580 boe/day;

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Revenues increased to $64 million, an increase of 34% from the comparable period last year;

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Production expenses increased by 13% to $11.43/boe from $10.10/boe in the same quarter last year;

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G&A expenses increased by 28% to $4.07/boe attributable to non-cash unit based compensation and higher staffing levels;

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New distribution policy took effect in the quarter reducing target payout ratios from 100% to a target range of 60-70%.  Cash distributions of $21.1 million paid during the quarter, for a payout ratio of 83%; and

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On September 28, 2006 the Trust completed a property swap with JED Oil, removing the last ties to its former partner.

“We continue to see a positive impact from the acquisition and subsequent development of High Point Resources and the Oklahoma Assets in our third quarter results,” said Keith Conrad, President and CEO.

“Although we are disappointed with the proposed changes by the Canadian government regarding the tax treatment with respect to income trusts, I would like to emphasize to unitholders that pending our complete review of the impact of the proposal on our operations, our strategy and priorities will not change.  We continue to be focused on maximizing long-term value for our unitholders by forging ahead with our plans for organic growth while managing our base production efficiently.”

“We made a commitment earlier this summer to focus on the last major step in the restructuring of our business which was to strengthen our balance sheet before year-end,” continued Mr. Conrad. “The bought deal financing announcement on November 9, 2006 is part of the Trust’s plan to achieve this goal.  The completion of the financing helps the Trust move forward with a well-defined vision and sustainable business plan focused on building long-term growth in unitholder value.”

Third Quarter Review:

The Trust’s average production increased by 58% to 13,070 boe/day, compared to 8,284 boe/day in the third quarter of 2005.  The impact of the acquisition and subsequent development of High Point Resources last year and the closings of the Oklahoma Asset acquisitions throughout Q1 and Q2 2006 account for the increase.  The net effect of a swap of properties with JED Oil, Inc. was a decrease in production of 232 boe/day effective July 1, 2006.  Enterra’s sales mix was 40% oil and 60% natural gas for the third quarter of 2006, compared to 64% oil and 36% natural gas for the same period in 2005.

Revenues were up 34% for the third quarter of 2006 compared to the third quarter of 2005 due to the higher sales volumes.  The Trust’s revenue increase lags its production increase largely due to the sharp reduction in gas prices between the third quarter of 2005 when Hurricane Katrina had struck the Gulf of Mexico coast and the third quarter of 2006 when North American gas storage was near its capacity.

Unit production expense increased to $11.43/boe in the third quarter 2006 compared to $10.10/boe in the same period last year.  Unusual items contributing to this increase include the effect of acquiring some higher operating cost oil assets in the JED swap, the inclusion of certain transportation costs in production expense previously accounted for as a deduction to revenue, and unusually high workover and turnaround expenses in the quarter.

Unit G&A expenses for the third quarter 2006 rose 28% to $4.07 per boe from $3.19 per boe for the same period in 2005.  These increased costs include higher staffing level costs and non-cash Trust unit-based compensation plans.

Further, as a result of significantly higher depletion and depreciation costs associated with the High Point and the Oklahoma Asset acquisitions and to higher interest expense, net earnings decreased to $3.0 million or 58% for the third quarter of 2006 compared to net earnings of $7.1 million for the comparable period in 2005.

Cash of $21.1 million was paid to unitholders through distributions in the third quarter of 2006 resulting in a payout ratio of 83%.  This payout ratio is higher than our announced target due to the June distribution paid in July, being in accord with the prior 100% distribution policy and also due to unusually low gas prices in September.

Financing Update:

On October 31, 2006, the Canadian Federal Government announced tax proposals pertaining to the taxation of distributions paid by trusts and the personal tax treatment of trust distributions.  Currently the Trust does not pay tax on distributions as tax is paid by the unitholders.  Under the proposed changes, income trust distributions would be subject to tax at rates similar to the treatment of corporate dividends.  The proposals would also increase the tax effect for non-resident unitholders.  It is important to note that the proposed legislation will only become applicable to Enterra effective January 1, 2011.

The Trust is assessing the long term implications of the Government’s proposed changes.  The fundamentals of the underlying business remain strong and at present the Trust sees no reason to change its distribution policy.

On October 24, 2006, the Trust concurrently announced a $155-million bought deal of trust units and convertible unsecured subordinated debentures, and related $200-million in senior secured credit facilities.  The bought deal financing was originally scheduled to close on November 9, 2006, but the government’s proposal changed the market conditions to the point where it was uncertain whether the Trust could close on this date. The Trust subsequently announced on November 9, 2006 revised terms of the bought deal financing, and it is now anticipated, subject to customary regulatory approvals, to close on November 21, 2006.

The net proceeds from the offering, together with drawings under the previously announced $200-million senior secured credit facilities, will be used to repay in full all indebtedness under the outstanding bridge facilities incurred in part to finance the acquisition of the Trust’s Oklahoma assets.

Conference Call:

Due to the timing of the closing for the bought deal financing, the Trust will not be conducting an analyst call this quarter.  However, the Trust expects to conduct an analyst call and accompanying Q&A following the release of the fourth quarter and full year results for 2006 in March 2007.  The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and Management’s Discussion and Analysis for Enterra’s third quarter 2006 results are accessible on Enterra’s website at www.enterraenergy.com and will be available on SEDAR and Edgar.

Summarized Financial and Operational Data

 (in thousands except for volumes and per unit amounts)

	Three months ended September 30,			Nine months ended September 30,
	2006	2005	Change	2006	2005	Change

Oil and natural gas revenues	$64,045	$47,638	34%	$178,296	$107,495	66%
Average sales (boe/day)	13,070	8,284	58%	12,502	7,019	78%
Exit sales rate (boe/day)	12,580	9,887	27%	12,580	9,887	27%
Cash provided by operating activities	$11,692	$16,622	(30%)	$38,322	$47,545	(19%)
Funds from operations (1)	$25,281	$23,940	6%	$76,559	$51,026	50%
Net earnings	$3,000	$7,089	(58%)	$4,951	$ 13,907	(64%)
Net earnings per trust unit – basic	$0.07	$0.23	(70%)	$0.12	$0.50	(76%)
Weighted average number of trust units outstanding – basic	44,816	31,052	44%	42,365	27,591	54%
Average price per barrel of oil	$66.74	$69.60	(4%)	$64.17	$59.07	9%
Average price per mcf of natural gas	$7.47	$8.78	(15%)	$7.40	$8.02	(8%)
Production expenses per boe	$11.43	$10.10	13%	$9.61	$11.28	(15%)

(1) Funds from operations is a non-GAAP financial measure.  See non-GAAP financial measures section of the MD&A for a reconciliation of this measure.

Non-GAAP measures

The Management’s Discussion and Analysis contains the term “funds from operations”, which is a non-GAAP term.  The Trust uses this measure to help evaluate its performance.  The Trust considers it a key measure for the ability of the Trust to repay debt, make distributions to unitholders and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance.  Funds from operations, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation for funds from operations to cash provided by operating activities can be found in the non-GAAP financial measures section of the MD&A which is available on our website www.enterraenergytrust.com or on SEDAR at www.sedar.com.

Certain Financial Reporting Measures

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada and in Oklahoma and Wyoming, U.S.A.

Additional information can be obtained at the Trust’s website at www.enterraenergy.com.

Forward-Looking Statements

This news release contains statements about anticipated completion of acquisitions, the benefits of such acquisitions, the ability of management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Enterra and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, completion by Enterra of its acquisition of the remaining Oklahoma assets, the anticipated benefits of the acquisitions, the ability to integrate the operations of the acquired entities, the ability of management to achieve the anticipated benefits, the ability to refinance the bridge facilities through the issuance of debt or equity on terms favorable to Enterra or at all, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Enterra cautions that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect Enterra's operations or financial results, are included in Enterra's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra assumes no obligation except as required by securities laws, to update forward-looking statements should circumstances or management's estimates or opinions change.

Enterra calculates its proven and probable reserves in accordance with Canadian National Instrument 51-101. Canadian disclosure standards concerning oil and gas reserves and options differ from those of the SEC. Enterra is subject to the reporting requirements of the US Securities Exchange Act of 1934, as amended and consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC's standards for inclusion in documents filed with the SEC. (In addition, throughout this news release, Enterra makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts.)

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of Enterra in any jurisdiction.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 538-3580

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com